BAKER & McKENZIE

SOLICITORS AND NOTARIES

麥堅時律師行

香港和記大廈十四樓

14TH FLOOR, HUTCHISON HOUSE
10 HARCOURT ROAD, HONG KONG
TEL: (852) 2846 1888 TLX: 76416
FAX: (852) 2845 0476
DX 180005 QUEENSWAY 1

OUR REF. 32073984-130435
SDC/TZS10405.DOC

JUL 9 - 2002

July 8, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Ladies and Gentlemen,

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated May 17, 2002, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu
Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of May 17, 2002

1. Announcement of On-going Connected Transaction Waivers

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

ANNOUNCEMENT

ON-GOING CONNECTED TRANSACTION WAIVERS

At the time when the H shares of the Company were listed on the Stock Exchange in June, 1999, the Waiver was granted by the Stock Exchange in favour of the Company pursuant to which the Company was exempted from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules in respect of certain connected transactions of the Company, for a period of three years, including (among others):

(a) provision of technical supervision, assistance and testing services by the Research Institute to the Group; and

(b) provision of major overhauls, repairs and maintenance services by the Overhaul Company to the Group.

As the Waiver in respect of the above two categories of on-going connected transactions expired on 30th June, 2002, the Directors are pleased to announce that the Company has applied to the Stock Exchange for conditional waivers in favour of the Company in respect of these two categories of on-going connected transactions from strict compliance with the disclosure requirements as stipulated in Rule 14.25 of the Listing Rules.

INTRODUCTION

Reference was made to the Prospectus, in which it was stated that the Company was established in the PRC on 28th June, 1994 with SEPCO as one of its promoters. As each of the promoters (including SEPCO) is, by definition, a connected person of the Company for the purposes of the Listing Rules, any transaction which any member of the Group has entered into or will enter into with the promoters or any of their respective associates constitute connected transactions of the Company for the purposes of the Listing Rules.

Under the Waiver (details of which were summarised under the paragraph headed "Relationship with SEPCO and its Associates and other Promoters" in the section headed "Business" in the Prospectus), the Company was exempted from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules in respect of certain connected transactions of the Company, for a three-year period commencing from the date of listing of its H shares on the Stock Exchange until the Waiver Expiry Date, including (among others):

(a) provision to the Group of technical supervision, assistance and testing services by the Research Institute, an entity wholly-owned by SEPCO and, thus, a member of the SEPCO Group; and

(b) provision to the Group of major overhauls, repairs and maintenance services by the Overhaul Company, a wholly-owned subsidiary of SEPCO and, thus, a member of the SEPCO Group.

As the Waiver in respect of the above two categories of on-going connected transactions expired on the Waiver Expiry Date, i.e., 30th June, 2002, the Company has applied to the Stock Exchange for conditional waivers in favour of the Company in respect of these two categories of on-going connected transactions from strict compliance with the disclosure requirements as stipulated in Rule 14.25 of the Listing Rules.

ON-GOING CONNECTED TRANSACTIONS

Technical supervision, assistance and testing services

As stated in the Prospectus, under two technical supervisory services contracts entered into in January, 1998 between the Research Institute and each of the Zouxian power plant and the Shiliquan power plant (two power plants wholly-owned and operated by the Company in Shandong Province), the Research Institute provides technical supervision, assistance and testing services in relation to the plants' power generation equipment and facilities and the transactions involved in the provision of such technical supervision, assistance and testing services by the Research Institute to the Group are herein referred to as the "Research Institute Transactions".

The technical supervisory services fee payable to the Research Institute under the technical supervisory services contracts in connection with the Research Institute Transactions was determined according to Document No. [1995] 43 of SEPB and was calculated on the basis of the capacity of the plants' generating units. Prices may be adjusted according to inflation and changes in capacity and are subject to approval of SEPB.

It is expected that the Research Institute will, after the Waiver Expiry Date, continue to provide technical supervision, assistance and testing services to the Group. The Directors consider that such services are and will continue to be provided in the ordinary and usual course of business and on normal commercial terms. The Directors (including the independent non-executive Directors) further believe that the terms of such Research Institute Transactions are fair and reasonable so far as the Company and its shareholders are concerned and are in the interests of the Company.

For the three financial years ended 31st December, 1999, 2000 and 2001, the amounts of payments made by the Group to the SEPCO Group in respect of the Research Institute Transactions were approximately RMB12,035,000, RMB13,928,000 and RMB14,812,000, respectively, representing approximately 0.35%, 0.33% and 0.32% of the annual operating expenses of the Company in those years, respectively, and approximately 0.16%, 0.17% and 0.18% of the then net tangible asset value of the Company in those years, respectively.

It is estimated that the amounts of payments to be made by the Group to the SEPCO Group in respect of the Research Institute Transactions in any financial year of the Company in the foreseeable future, after giving effect to planned increases in generating capacity of the plants, will represent less than 3% of the book value of the then net tangible assets of the Group for the year in question as provided for under Rule 14.25(1) of the Listing Rules.

Major overhauls, repairs and maintenance

As stated in the Prospectus, since 1st January, 1998, the Overhaul Company has performed major overhauls, repairs and maintenance services on the Company's power plants and the transactions involved in the performance of such major overhauls, repairs and maintenance services by the Overhaul Company to the Group are herein referred to as the "Overhaul Company Transactions". The charges for the performance of such services were determined based on the costs of providing such services.

It is expected that the Overhaul Company will, after the Waiver Expiry Date, continue to provide major overhauls, repairs and maintenance services to the Group. The Directors consider that such services are and will continue to be provided in the ordinary and usual course of business and on normal commercial terms. The Directors (including the independent non-executive Directors) further believe that the terms of such Overhaul Company Transactions are fair and reasonable so far as the Company and its shareholders are concerned and are in the interests of the Company.

For the three financial years ended 31st December, 1999, 2000 and 2001, the amounts of payments made by the Group to the SEPCO Group in respect of the Overhaul Company Transactions were approximately RMB208,862,000, RMB235,623,000 and RMB240,681,000, respectively, representing approximately 6.10%, 5.60% and 5.25% of the annual operating expenses of the Company in those years, respectively, and approximately 2.85%, 2.90% and 3.04% of the then net tangible asset value of the Company in those years, respectively.

It is estimated that the amounts of payments to be made by the Group to the SEPCO Group in respect of the Overhaul Company Transactions in any financial year of the Company in the foreseeable future will represent less than 3% of the book value of the then net tangible assets of the Group for the year in question as provided for under Rule 14.25(1) of the Listing Rules.

APPLICATION FOR WAIVERS

As each of the Research Institute and the Overhaul Company is a member of the SEPCO Group, each of the transactions under the Research Institute Transactions and the Overhaul Company Transactions constitutes a connected transaction of the Company under Rule 14.23(1)(a) of the Listing Rules. As the aggregate amount of payments to be involved in each of the Research Institute Transactions and the Overhaul Company Transactions in any financial year of the Company is expected to represent less than 3% of the book value of the net tangible assets of the Group in respect of the relevant financial year as provided for under Rule 14.25(1) of the Listing Rules, each of the transactions under the Research Institute Transactions and the Overhaul Company Transactions will, after the Waiver Expiry Date and unless a waiver is granted by the Stock Exchange, be subject to the disclosure requirement as contained in Rule 14.25 of the Listing Rules.

The Directors believe that each of the Research Institute Transactions and the Overhaul Company Transactions is essential for the continued operation and growth of the business of the Group. The Directors further believe that it would be impractical, if the Group is to operate its business effectively, for it to make prior disclosure before the transactions can be entered into by the Group, and the costs involved would not be beneficial to the shareholders of the Company. Accordingly, the Company has applied to the Stock Exchange for waivers in favour of the Company from strict compliance with the disclosure requirements as stipulated in Rule 14.25 of the Listing Rules in respect of the transactions under each of the Research Institute Transactions and the Overhaul Company Transactions subject to the following conditions:

(a) the transactions under each of the Research Institute Transactions and the Overhaul Company Transactions, and the respective agreements (if any) governing such transactions, shall be:

(i) entered into by the Group in the ordinary and usual course of its business;

(ii) conducted either (I) on normal commercial terms; or (II) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) entered into either (I) in accordance with the terms of the agreements (if any) governing such transactions; or (II) where there are no such agreements, on terms no less favourable than those available to (or from) independent third parties;

(b) the aggregate amount of payments to be involved in each of the Research Institute Transactions and the Overhaul Company Transactions in any financial year of the Company does not exceed an amount representing 3% of the book value of the then net tangible assets of the Group for the relevant financial year as provided for under Rule 14.25(1) of the Listing Rules;

(c) brief details of the Research Institute Transactions and the Overhaul Company Transactions in each year as required by Rule 14.25(1)(A) to (D) of the Listing Rules (i.e., in respect of each transaction, the date or period of the transaction, the parties thereto and a description, and the purpose, of the transaction, the total consideration and the terms, and the nature and extent of the interest of the connected person in the transaction) shall be disclosed in the Company's annual report and accounts for the relevant year, together with statements of opinion of the independent non-executive Directors and the auditors of the Company referred to in paragraphs (d) and (e) below, respectively;

(d) the independent non-executive Directors shall review the Research Institute Transactions and the Overhaul Company Transactions annually and, based on the advice of the auditors of the Company to be set out in the Confirmation Letter as referred to in paragraph (e) below, confirm, in the Company's annual report and accounts for the year in question, that such transactions have been conducted in the manner stated in paragraphs (a) and (b) above;

(e) the auditors of the Company shall review the Research Institute Transactions and the Overhaul Company Transactions annually and shall confirm in the form of a letter (the "Confirmation Letter") addressed to the board of Directors (a copy of which shall be provided to the Stock Exchange) that:

(i) the transactions have received the approval of the board of Directors;

(ii) the transactions are entered into in accordance with the pricing policies as stated in the Company's financial statements (if any); and have been entered into in accordance with the terms of the relevant agreements governing such transactions or, where there is no agreement, on terms no less favourable than terms available to (or from) independent third parties; and

(iii) in respect of each of the Research Institute Transactions and the Overhaul Company Transactions, the relevant annual cap as referred to in paragraph (b) above has not been exceeded,

where the auditors, for whatever reason, decline to accept the engagement or are unable to provide the Confirmation Letter, the Directors shall contact the Stock Exchange immediately;

(f) the Company shall provide to the Stock Exchange an undertaking that, for so long as the H shares of the Company are listed on the Stock Exchange, it will provide the Company's auditors with full access to its relevant records for the purpose of the auditors' annual review of the transactions as referred to in paragraph (e) above; and

(g) approval by the independent shareholders of the Company will be sought if and when the aggregate amount of payments to be made by the Group to the SEPCO Group in respect of each of the Research Institute Transactions and the Overhaul Company Transactions in any financial year of the Company exceeds the cap as mentioned in paragraph (b) above.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"associate(s)"	has the meaning ascribed to it by the Listing Rules;
"Company"	means Shandong International Power Development Company Limited (山東國際電源開發股份有限公司), a Sino-foreign investment joint stock company limited by shares incorporated in the PRC which is principally engaged in the electricity-generating business and whose shares are listed on the Stock Exchange;
"connected person(s)"	has the meaning ascribed to it by the Listing Rules;
"Directors"	means the directors, including the independent non-executive directors, of the Company;
"Group"	means the Company and its subsidiaries and its directly and indirectly wholly-owned and majority-owned power plants;
"Listing Rules"	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Overhaul Company"	means Shandong Electric Power Hong Yuan Electricity Generation Overhaul Company Limited, a wholly-owned subsidiary of SEPCO and, thus, a member of the SEPCO Group;
"PRC"	means the People's Republic of China;
"Prospectus"	means the prospectus dated 22nd June, 1999 issued by the Company;
"Research Institute"	means Shandong Electric Power Scientific Research Institute, an entity wholly-owned by SEPCO and, thus, a member of the SEPCO Group;
"SEPB"	means Shandong Electric Power Bureau, the entity with governmental functions which is responsible for regulation of the electric power industry in Shandong Province;
"SEPCO"	means Shandong Electric Power (Group) Corporation, a promoter and the controlling shareholder of the Company interested in approximately 53.56% of the total issued share capital of the Company, and includes, where applicable, its predecessor, Shandong Electric Power Company;
"SEPCO Group"	means SEPCO, its subsidiaries, associated companies, agencies and departments under its control;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Waiver"	means the conditional waiver dated 6th July, 1999 granted by the Stock Exchange in favour of the Company pursuant to which the Company was exempted from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules in respect of certain connected transactions of the Company; and
"Waiver Expiry Date"	means 30th June, 2002, the date falling on the expiry of a three-year period commencing from the date of listing of the H shares of the Company on the Stock Exchange (i.e., 30th June, 1999).

By Order of the board of Directors
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED
Da Hongxing
Chairman

Shandong, the PRC, 3rd July, 2002

PRC - SECURITIES - B+M.